

February 13, 2020

Via E-mail
George Whitesides
Chief Executive Officer
Virgin Galactic Holdings, Inc.
166 North Roadrunner Parkway, Suite 1C
Las Cruces, NM 88011

> **Re:** **Virgin Galactic Holdings, Inc.**
> **Form 8-K**
> **Exhibit No. 10.11 – Deed of Novation, Amendment and Restatement, dated July 9, 2019, by and among Virgin Enterprises Limited, Virgin Galactic, LLC and Social Capital Hedosophia Holdings Corp. (incorporated by reference to Exhibit 10.20 to the Registration Statement on Form S-4 (File No. 333-233098) filed August 7, 2019)**
> **Exhibit No. 10.11(a) – Deed of Amendment, dated as of October 2, 2019, by and among Virgin Enterprises Limited, Virgin Galactic, LLC and Social Capital Hedosophia Holdings Corp. (incorporated by reference to Exhibit 10.21(a) to the Registration Statement on Form S-4 (File No. 333-233098) filed October 3, 2019)**
> **Exhibit No. 10.12 – U.S. Transition Services Agreement, dated October 25, 2019, by and among TSC LLC, Virgin Galactic, LLC, Galactic Ventures LLC and Virgin Orbit. LLC**
> **Exhibit No. 10.13 – U.K. Transition Services Agreement, dated October 25, 2019, by and between Virgin Galactic Limited and Virgin Management Limited**
> **Exhibit No. 10.14 – Spacecraft Technology License Agreement, dated September 24, 2004, by and between Mojave Aerospace Ventures, LLC and Virgin Galactic, LLC (incorporated by reference to Exhibit 10.27 to the Registration Statement on Form S-4 (File No. 333-233098) filed August 7, 2019)**
> **Exhibit No. 10.14(a) – Amendment No. 1 to the Spacecraft Technology License Agreement, dated July 27, 2009, by and between Mojave Aerospace Ventures, LLC and Virgin Galactic, LLC (incorporated by reference to Exhibit 10.28 to the Registration Statement on Form S-4 (File No. 333-233098) filed August 7, 2019)**
> **Filed October 29, 2019**
> **File No. 001-38202**

Dear Mr. Whitesides:

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